06005946

AB 3/23/06

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SEC FILE NUMBER
8- 14875

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Conseco Equity Sales, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11825 N. Pennsylvania Street

(No. and Street)

PROCESSED
MAY 17 2006
THOMSON
FINANCIAL

Carmel, Indiana 46032

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Audrey Kurzawa (317) 817-2669

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name — if individual, state last, first, middle name)

2900 One American Square, Box 82002 Indianapolis, IN 46282

(Address) (City) (State) Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2006 WASH. D.C. 203 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Audrey Kurzawa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conseco Equity Sales, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Vice President and Financial Operations Principal

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSECO EQUITY SALES, INC.

Financial Statements and Schedules

for the year ended December 31, 2005

CONSECO EQUITY SALES, INC.

Table of Contents

for the year ended December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 North Meridian Street
Indianapolis IN 46204
Telephone (317) 453 4100
Facsimile (317) 453 4350

Report of Independent Auditors

To the Board of Directors of
Conseco Equity Sales, Inc.
(A wholly-owned subsidiary of Conseco, Inc.)

In our opinion, the accompanying balance sheets and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Conseco Equity Sales, Inc. (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 issued under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basis financial statements taken as a whole.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

February 28, 2005

CONSECO EQUITY SALES, INC.

Balance Sheet
December 31, 2005

Assets:		
Cash and cash equivalents	$	818,085
Fees receivable from 40|86 Series Trust		160,804
Total assets	$	978,889
Liabilities:		
Accounts payable to affiliates	$	3,262
Commissions payable		160,761
Total liabilities		164,023
Stockholder's equity:		
Common stock, par value of $1 per share; 1,000,000 shares authorized; 10,000 shares issued and outstanding		10,000
Additional paid-in capital		6,395,434
Accumulated deficit		(5,590,568)
Total stockholder's equity		814,866
Total liabilities and stockholder's equity	$	978,889

The accompanying notes are an integral part of the financial statements.

CONSECO EQUITY SALES, INC.

Statement of Operations
for the year ended December 31, 2005

Revenues:		
Commissions	$	2,102
Fee income		649,765
Interest income		124,916
Total revenues		776,783
Expenses:		
Distribution expenses		649,765
Affiliated administrative expenses		98,639
Settlement with Securities and Exchange Commission and New York Attorney General		99,711
Legal expenses		26,916
Other		34,318
Total expenses		909,349
Loss before state income tax		(132,566)
State income tax expense		840
Net loss	$	(133,406)

The accompanying notes are an integral part
of the financial statements.

CONSECO EQUITY SALES, INC.

Statement of Changes in Stockholder's Equity
for the year ended December 31, 2005

Common stock:		
Balance, beginning and end of year	$	10,000
Additional paid-in capital:		
Balance, beginning of year	$	6,295,434
Capital contributions		100,000
Balance, end of year	$	6,395,434
Accumulated deficit:		
Balance, beginning of year	$	(5,457,162)
Net loss		(133,406)
Balance, end of year	$	(5,590,568)
Total stockholder's equity	$	814,866

The accompanying notes are an integral part
of the financial statements.

CONSECO EQUITY SALES, INC.

Statement of Cash Flows
for the year ended December 31, 2005

Cash flows from operating activities:		
Net loss	$	(133,406)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in:		
Restricted cash		5,011,406
Commissions receivable		4,740
Accounts receivable from affiliates		14,282
Accrued settlement with the Securities and Exchange Commission and New York Attorney General		(5,011,406)
Accounts payable to affiliates		3,262
Commissions payable		(4,783)
Net cash used by operating activities		(115,905)
Cash flows from financing activities:		
Capital contributions		100,000
Net cash provided by financing activities		100,000
Net decrease in cash and cash equivalents		(15,905)
Cash and cash equivalents at beginning of year		833,990
Cash and cash equivalents at end of year	$	818,085

The accompanying notes are an integral part
of the financial statements.

CONSECO EQUITY SALES, INC.

Notes to Financial Statements

1. **Organization, General and Significant Accounting Policies:**

Conseco Equity Sales, Inc. (the "Company") is a wholly-owned subsidiary of Conseco, Inc. ("Conseco"). Conseco is a financial services holding company with subsidiaries operating throughout the United States.

Beginning in May 2001, the Company began serving as the principal underwriter for the mutual funds of 40|86 Series Trust ("Series Trust"), an open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940. Shares of each of the portfolios of Series Trust (the "Series") are continuously offered as investment choices for affiliated and unaffiliated variable annuity and variable life products. The Company provides distribution and non-distribution related services pursuant to a Principal Underwriting Agreement with Series Trust.

Pursuant to agreements with Series Trust, the Company receives fees for distributing the shares and servicing the accounts of the variable product contract owners. Series Trust is authorized to pay the Company 0.25 percent annually of the average daily net assets attributable to each Series, except the Money Market Portfolio. The total fees earned by the Company during 2005 for sales activities and services provided were $649,765.

The Company is not subject to the special reserve or the possession or control requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(1).

Cash and cash equivalents include cash and other investments purchased with original maturities of less than three months. The Company carries them at cost, which approximates market value. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates.

2. **Settlement with Securities and Exchange Commission and New York Attorney General:**

The Company paid $5.1 million on October 31, 2005, pursuant to a settlement with the Securities and Exchange Commission (the "SEC") and the New York Attorney General (the "NYAG") concerning their joint investigation into market timing in variable annuities, for which the Company served as principal underwriter, issued by a former subsidiary of Conseco's predecessor. Without admitting or denying the alleged findings of the investigation, the Company consented to the entry of a cease and desist order requiring its future compliance with securities laws. Additionally, the settlement called for the SEC and NYAG to file a claim for an additional $10.0 million against the bankruptcy estate of a subsidiary of Conseco's predecessor. The $10.0

million portion of the settlement has no impact on the Company. Conseco's predecessor sold its variable annuity subsidiary to an unrelated third party before filing for bankruptcy in December 2002, and no Conseco affiliates have issued any new variable annuity policies since the divestiture.

3. **Net Capital Requirements:**

Pursuant to the Securities and Exchange Commission net capital rule, Rule 15c3-1(a)(2)(vi), the Company is required to maintain minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2005, net capital was $637,700 or $612,700 greater than the minimum requirement.

4. **Transactions with Affiliates:**

The Company is a member of a group of affiliated companies and has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The Company has no employees. All services have been provided under an agreement with an affiliate of Conseco. Expenses for such services are based on Conseco's direct and directly allocatable costs. Total expenses incurred under the agreement totaled $98,639 in 2005.

During 2005, Conseco made a capital contribution to the Company in the amount of $100,000.

5. **Income Taxes:**

Pursuant to a tax sharing agreement with Conseco, Inc. the Company is included in Conseco's consolidated federal income tax return and certain state income tax returns. Under the agreement, the Company calculates its income taxes as if it were a separate filing company with payment for tax attributes utilized in a consolidated return determined based on the ability of the Company to have benefited from such attributes on a separate entity basis and having historically remitted tax sharing payments equal to such utilization.

The components of the Company's deferred income tax assets (liabilities) at December 31, 2005 were as follows:

Federal net operating loss carryforwards	$ 5,522
State net operating loss carryforwards	1,341
Valuation allowance	(6,863)
Net deferred tax liability	$ -

CONSECO EQUITY SALES, INC.

Notes to Financial Statements

Conseco has utilized tax attributes provided by the Company totaling $125,055 in its consolidated tax returns. As the Company has not made tax sharing payments to Conseco equal to such amount, the Company has established a receivable for $125,055 and a corresponding allowance for the same amount. The allowance was established based on the Company's recent history of generating pretax losses.

The components of income tax expense (benefit) for the year ended December 31, 2005, were as follows:

Deferred federal tax benefit	$(11,400)
Current state tax expense	840
Deferred state tax benefit	(529)
Valuation allowance	11,929
Total income tax expense	$ 840

The difference between the effective tax rate and the rate that would be expected by applying the current statutory rate to income before income taxes relates to non-accrued state taxes and non-deductible penalties. The majority of the net operating losses will start expiring in 2024.

Schedule 1

CONSECO EQUITY SALES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2005

Net capital:		
Total stockholder's equity from balance sheet	$	814,866
Deduct non-allowable assets:		
Fees receivable from 40|86 Series Trust		160,804
Deduct haircut on cash and cash equivalents		16,362
Net capital	$	637,700
Aggregate indebtedness	$	164,023
6-2/3% of aggregate indebtedness	$	10,935
Excess capital and ratio of aggregate indebtedness to net capital:		
Net capital	$	637,700
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		25,000
Net capital in excess of required amount	$	612,700
Ratio of aggregate indebtedness to net capital		0.26 to 1

No material differences exist between the audited and unaudited calculation of net capital.

Schedule 2

CONSECO EQUITY SALES, INC.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The Company is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934.

Schedule 3

CONSECO EQUITY SALES, INC.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The Company is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under Paragraph k(1).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 North Meridian Street
Indianapolis IN 46204
Telephone (317) 453 4100
Facsimile (317) 453 4350

Report of Independent Auditors on Internal Control By SEC Rule 17a-5

To the Board of Directors of
Conseco Equity Sales, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Conseco Equity Sales, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

PRICEWATERHOUSECOOPERS

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2006